[Sutherland Asbill & Brennan LLP Letterhead]

June 25, 2015

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

  Re:          Alcentra Capital Corporation – Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Alcentra Capital Corporation (the “Company”), on June 23, 2015, we transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s registration statement on Form N-2 (the “Registration Statement”) for the registration of $250,000,000 of shares of the Company’s common stock, par value $0.001 per share, preferred stock, par value $0.001 per share, warrants representing rights to purchase shares of common stock, subscription rights, debt securities or units (the “Securities”). The Registration Statement relates to the shelf offering of the Company’s Securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement (File No. 333-199622) declared effective on January 29, 2015 (the “Prior Registration Statement”), except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2014, together with disclosure relating thereto, (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended March 31, 2015, together with disclosure relating thereto, and (iv) the inclusion of a description of the Securities and certain other information relating thereto.

U.S. Securities and Exchange Commission

June 25, 2015

Please call me at (202) 383-0805 or Steven B. Boehm at (202) 383-0176 if you have any questions or comments regarding the foregoing or if you would like a courtesy copy of the Registration Statement.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:       Paul J. Echausse / Alcentra Capital Corporation

    Steven B. Boehm / Sutherland Asbill & Brennan LLP